Exhibit 99.7

NICE and Speakerbus Announce Strategic Technology Partnership to
Ensure Secure Integration of Recording and Voice Communication

Paramus, New Jersey and London – June 22, 2016 – NICE (NASDAQ: NICE) today announced a strategic technology partnership with Speakerbus, a specialist provider of critical voice collaboration solutions for global financial markets. The two companies have developed an integration of the NICE Trading Recording system with the voice communication system from Speakerbus, allowing for calls made on the Speakerbus platform to be recorded on secure NICE recording systems.

This joint solution will also help financial institutions meet new regulations such as MiFID II, which will require that all communications (leading to transactions) be recorded and retained. Speakerbus’ clients will benefit from certified compatibility with NICE’s range of voice recording solutions.

Patrick McCullough, CEO of Speakerbus said, “Our clients demand tighter integration across trading desk systems for increased operational efficiency and cost reduction. There is great synergy between Speakerbus and NICE. Speakerbus has a long-standing track record of delivering world-class critical voice collaboration solutions to leading financial institutions, while NICE is a leader in voice recording analytics. We already have a number of joint tier-1 bank clients, and this integrated solution will deliver a holistic view of voice recording across the enterprise. We look forward to pursing more opportunities together to help clients meet regulatory obligations.”

The NICE Trading Recording (NTR) platform can receive collated voice call information from any Speakerbus endpoint deployed across the enterprise, through Speakerbus’ iManager Call Detail Service, which concentrates and shares these numerous streams. The combined solution securely integrates communication processes and recordings, to help trading floors more effectively comply with regulations and quickly resolve disputes.

Cromwell Fraser, VP, Communication Compliance, NICE, said: “We’re delighted to include Speakerbus in our strategic technology partnership programme, to deliver secure, streamlined voice trading communications and recording solutions. NICE is committed to enabling financial institutions to prove that their traders’ calls are recorded, securely stored and archived in accordance with the latest regulatory requirements, as failure to do so will lead to substantial fines. Our extensive experience and domain expertise in compliance recording and surveillance meets the needs of trading floors of all sizes.”

With a client base across capital markets, commodities, hedge funds and brokerage sectors, Speakerbus delivers innovative trader voice capabilities with a range of cost-effective, high-performance, physical and virtual endpoints (the iSeries), which are compliant, self-manageable, maximise investment in existing infrastructure and reduce private line leasing costs.

About Speakerbus
Speakerbus has 30+ years of delivering world-class, innovative, mission critical voice solutions to global Fortune 1000 corporations within the financial services & command sectors. We are uniquely positioned to address your business needs with a range of physical & virtual endpoints. We provide resilient, high availability solutions, with simplified management and enhanced control from one central location. The iSeries solutions help you leverage & maximise existing investment in unified communications, voice recording & WAN infrastructure, with no hidden cloud network or service costs. Our client base spans 50,000+ users in over 60 countries. www.speakerbus.com

Speakerbus Editorial contacts
John Norris / Alla Lapidus
Moonlight Media Ltd.
Tel: +44 (0) 20 7250 4770
Email: john@moonlightmedia.co.uk / alla@moonlightmedia.co.uk

About NICE
NICE (NASDAQ: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com,   ET
Yisca Erez, +972 9 775 3798, ir@nice.com,  CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements Pertaining to NICE
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Fraser, are based on the current expectations of the management of NICE Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.